500 Oracle Parkway	phone	+16505067000
Redwood Shores	oracle.com
California 94065

January 4, 2013

VIA EDGAR

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Oracle Corporation
Form 10-K for the Fiscal Year Ended May 31, 2012
Filed June 26, 2012
File No. 000-51788

Dear Ms. Blye:

We are writing with regards to your request for information set forth in your letter to Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation (“Oracle”), dated November 20, 2012, regarding Oracle’s Form 10-K for the fiscal year ended May 31, 2012. We are writing to request additional time to respond.

While we initially expected to provide our response during the week of December 31, 2012, we now seek additional time to complete our due diligence and to provide a comprehensive response consistent with Oracle’s previous communications on these matters. We now expect to respond by January 23, 2013. If you have any further questions, please contact me at (650) 506-7000.

Very truly yours,

/s/ Christopher Ing

Christopher Ing
Assistant General Counsel and Assistant Secretary

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance, SEC
Pradip Bhaumik, Special Counsel, Office of Global Security Risk, Division of Corporation Finance, SEC
Dorian Daley, Senior Vice President, General Counsel and Secretary, Oracle Corporation
William Corey West, Senior Vice President and Chief Accounting Officer, Oracle Corporation
Brian S. Higgins, Vice President, Associate General Counsel and Assistant Secretary, Oracle Corporation